UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

BEL FUSE INC /NJ

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

077347201

(CUSIP Number)

LAURA R. KUNTZ, ESQ.,  LOWENSTEIN SANDLER LLP,  65 LIVINGSTON AVENUE,  ROSELAND,  NEW JERSEY  07068,  Phone : 973-597-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BERNSTEIN DANIEL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
353,204*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
351,621*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
353,204*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2*%

14	TYPE OF REPORTING PERSON
IN

* MR. BERNSTEIN BENEFICIALLY OWNS (A) 351,621 SHARES OF CLASS A COMMON STOCK HELD BY HIM DIRECTLY AND (B) 1,583 SHARES OF CLASS A COMMON STOCK ALLOCATED TO MR. BERNSTEIN IN THE BEL FUSE INC. (THE “ISSUER”) 401(K) PLAN. MR. BERNSTEIN HAS VOTING BUT NO INVESTMENT POWER OVER THE SHARES HELD BY THE ISSUER’S 401(K) PLAN. THE PERCENTAGE REPORTED IN ROW (13) IS BASED ON THE TOTAL OF 2,174,912 SHARES OF CLASS A COMMON STOCK OUTSTANDING AS OF NOVEMBER 1, 2016 AS REPORTED IN THE ISSUER’S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2016. AS REPORTED IN THE ISSUER’S DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON APRIL 5, 2016, THE VOTING RIGHTS OF ONE ISSUER SHARHOLDER OWNING AN AGGREGATE OF 501,468 SHARES OF CLASS A COMMON STOCK HAVE BEEN SUSPENDED, AND AS A RESULT, A TOTAL OF 1,673,444 SHARES OF CLASS A COMMON STOCK CURRENTLY POSSESS VOTING RIGHTS. CALCULATING MR. BERNSTEIN’S BENEFICIAL OWNERSHIP AS A PERCENTAGE OF THE OUTSTANDING CLASS A COMMON STOCK AS TO WHICH VOTING RIGHTS HAVE NOT BEEN SUSPENDED, WOULD RESULT IN A BENEFICIAL OWNERSHIP PERCENTAGE OF 21.1%.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Daniel Bernstein to amend and update the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2002, with respect to shares of Class A Common Stock, par value $0.10 per share (“Class A Common Stock”), of Bel Fuse Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify, alter or amend any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

(a)	Daniel Bernstein

(b)	Bel Fuse Inc. 206 Van Vorst Street Jersey City, New Jersey 07302

(c)	President and Chief Executive Officer of the Issuer

(d)	None

(e)	None

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding at the end thereof the following updating information:

As previously reported in Mr. Bernstein’s Form 4 filed on November 3, 2010, in a private exchange on November 2, 2010, Mr. Bernstein exchanged 80,748 shares of the Issuer’s Class B Common Stock, plus $1.18 in cash, for an aggregate value of $1,860,435.10, for 79,847 shares of Class A Common Stock having an equivalent aggregate value. As previously reported in Mr. Bernstein’s Form 4 filed on June 26, 2012, in a private exchange on June 22, 2012, Mr. Bernstein exchanged 171,185 shares of the Issuer’s Class B Common Stock with an aggregate value of $2,877,619.85, for 168,775 shares of Class A Common Stock plus $6.10 in cash, representing an equivalent aggregate value. As of the date of the filing of this Amendment, Mr. Bernstein beneficially owns 16.2% of the outstanding shares of the Issuer’s Class A Common Stock. See the footnote appearing on the cover page of this Amendment.

Item 4.	Purpose of Transaction

(a)
Mr. Bernstein has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Bernstein may, from time to time, purchase additional shares of Class A Common Stock or dispose of all or a portion of the shares of Class A Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

(b)	Not applicable. See Item 4(a) above.

(c)	Not applicable. See Item 4(a) above.

(d)	Not applicable. See Item 4(a) above.

(e)	Not applicable. See Item 4(a) above.

(f)	Not applicable. See Item 4(a) above.

(g)	Not applicable. See Item 4(a) above.

(h)	Not applicable. See Item 4(a) above.

(i)	Not applicable. See Item 4(a) above.

(j)	Not applicable. See Item 4(a) above.

Item 5.	Interest in Securities of the Issuer

(a)
As of November 1, 2016, there were 2,174,912 shares of Class A Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. As of the date of this Amendment, Mr. Bernstein beneficially owns 353,204 shares of Class A Common Stock (including 1,583 shares allocated to Mr. Bernstein held by the Issuer’s 401(k) Plan), or 16.2% of the total outstanding shares of Class A Common Stock. As reported in the Issuer’s Definitive Proxy Statement filed with the SEC on April 5, 2016, the voting rights of one Issuer shareholder owning an aggregate of 501,468 shares of Class A Common Stock have been suspended, and as a result, a total of 1,673,444 shares of Class A Common Stock currently possess voting rights. Calculating Mr. Bernstein’s beneficial ownership as a percentage of the outstanding Class A Common Stock as to which voting rights have not been suspended, would result in a beneficial ownership percentage of 21.1%. Mr. Bernstein also beneficially owns an aggregate of 143,038 shares of the Issuer’s Class B Common Stock.

(b)
Mr. Bernstein has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 351,621 shares of Class A Common Stock. Mr. Bernstein has sole power to vote, or to direct the vote (but no power to dispose, or to direct the disposition), with respect to the 1,583 shares of Class A Common Stock held by the Issuer’s 401(k) Plan.

(c)	Mr. Bernstein effected no transactions in Class A Common Stock during the past sixty days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding at the end thereof the following updating information:

The Shareholders Agreement entered into between Daniel Bernstein and his brother Alexander Bernstein terminated in accordance with its terms on May 23, 2010, with such agreement not being renewed beyond such scheduled termination date.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Daniel Bernstein

February 14, 2017	By:	/s/ Laura R. Kuntz
Attorney-In-Fact**

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: ** A POWER OF ATTORNEY WAS PREVIOUSLY FILED WITH THE COMMISSION AND IS
INCORPORATED HEREIN BY REFERENCE.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)